Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
(in thousands, except per share data)	2003	2002

Net income	$67,368	$46,321

Weighted average common shares outstanding	101,101	98,547

Basic earnings per common share	$0.67	$0.47

Weighted average common shares outstanding	101,101	98,547

Additional dilutive shares using average market
value for the period when utilizing the treasury
stock method regarding stock options	1,485	979

Total shares for diluted earnings per share	102,586	99,526

Diluted earnings per common share
and common share equivalents	$0.66	$0.47

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